Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 14, 2018
VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Nicholas P. Panos	Robert A. Cantone Partner d 212.969.3235 f 212.969.2900 RCantone@proskauer.com www.proskauer.com

Re:	Juno Therapeutics, Inc. Schedule 13E-3 filed on February 2, 2018

Filed by Blue Magpie Corporation and Celgene Corporation
File No. 005-88476

Schedule TO-T filed on February 2, 2018

Filed by Blue Magpie Corporation and Celgene Corporation

File No. 005-88476

Dear Mr. Panos:

This letter sets forth the response of Blue Magpie Corporation (“Purchaser”) and Celgene Corporation (“Celgene”) to the comment letter, dated February 9, 2018 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to Purchaser’s and Celgene’s Schedule TO-T/13E-3 (as amended and supplemented, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2018. In connection with this response to the Comment Letter, Purchaser and Celgene are filing with the Commission Amendment No. 1 to the Schedule TO.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO.

* * * *

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Schedule TO-T

Cover Page

1.	Rule 14d-1(g)(3) defines the term “business day” to mean “any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight.” The codified text does not state that a business day promptly ends at 12:00 midnight, only runs “to” or “until” midnight, or otherwise concede that a gap was intended to exist between 12:00 midnight and 12:01 a.m. The offer, however, expires only one minute after 11:59 p.m. on March 2, 2018. Please advise us, with a view toward revised disclosure, why the offer and withdrawal rights available under Rule 14d-7 of Regulation 14D do not extend until 12:01 a.m. on the first business day after March 2.

Response: In response to the Staff’s comment, Purchaser and Celgene have reviewed Rule 14d-1(g)(3) and Rule 14d-7 of Regulation 14D and the guidance in Q&A No. 8 in SEC Release No. 34-16623 (March 5, 1980) (the “Release”), which was issued by the Commission on behalf of the Staff. Purchaser and Celgene believe that they have structured the expiration date of the tender offer in accordance with the Release, which indicated that the Staff would not object if the tender offer expired “at twelve midnight eastern time on the 20th business day.” Here, the Offer and the withdrawal rights available under Rule 14d-7 will expire at midnight on the 20th business day, or one minute after 11:59 p.m. on March 2, 2018. Accordingly, Purchaser and Celgene respectfully advise the Staff that they believe that the period that the Offer will remain open as currently disclosed in the Offer to Purchase and the other ancillary documents filed with the SEC on February 2, 2018 complies with Purchaser’s and Celgene’s obligations under Regulation 14D and Regulation 14E, as such regulations have been interpreted by the Staff.

Item 3. Identity and Background of Filing Person, page 2

2.	Given that the offerors are filing a Rule 13e-3 Transaction Statement under cover of this Schedule TO, please state the nature of the filing persons’ affiliation with the subject company. Refer to Item 1003(a) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 3. Identity and Background of Filing Person” of the Schedule TO and the section entitled “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” in the Offer to Purchase to state the nature of Purchaser’s and Celgene’s affiliation with Juno.

Item 7. Source and Amount of Funds or Other Consideration, page 2

3.	Please revise to state any material conditions to obtaining borrowings under the Credit Agreement. Please also revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If no such arrangements exist, revise to so state. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff's comment, Purchaser and Celgene have amended “Item 7. Source and Amount of Funds or Other Consideration” of the Schedule TO and the section entitled “The Tender Offer—Section 10. Sources and Amount of Funds” in the Offer to Purchase to disclose Purchaser’s and Celgene’s financing arrangements and plans. Following the launch of Celgene’s Senior Notes Offering on February 8, 2018, Purchaser and Celgene no longer intend to finance any portion of the Offer and Merger with borrowings under the Credit Agreement, and have amended the Schedule TO and Offer to Purchase accordingly.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Schedule 13E-3 | Rule 13e-3 Transaction Statement

Item 7. Purposes, Alternatives, Reasons and Effects, page 5

4.	We note information that is not contained in the section of the Offer to Purchase section titled “Special Factors” required by Rule 13e-3(e)(1)(ii) has been incorporated by reference. Please ensure that all information responsive to Item 1013 of Regulation M-A is included in the “Special Factors” section, or advise. For instance, no discussion of the transaction’s federal tax consequences appears to have been included.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the section entitled “Special Factors—Section 6. Effects of the Offer” in the Offer to Purchase to include all of the information responsive to Item 1013 of Regulation M-A in the section of the Offer to Purchase entitled “Special Factors”.

5.	Celgene states its belief on page 16 of the Offer to Purchase that one of a number of benefits anticipated to follow from Juno being a wholly-owned subsidiary of Celgene includes the elimination of the burden and expense associated with Juno’s requirement to prepare periodic reports. Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the section entitled “Special Factors—Section 2. Purposes of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” of the Offer to Purchase.

6.	It appears as though Juno has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Juno’s future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the section entitled “Special Factors—Section 6. Effects of the Offer” in the Offer to Purchase to specify that the Celgene U.S. consolidated tax group (which will include Juno after the closing of the Merger) is the constituency expected to become the beneficiary of future use of Juno’s net operating loss carryforwards. It does not quantify the benefit because significant determinants of the benefit are not known – for example, the amount of net operating losses generated by Juno from January 1, 2017 through the closing date, and when taxable income will be generated and thereby enable the use of the carryforwards. Also, Purchaser and Celgene did not consider the potential tax savings attributable to the net operating loss carryforwards to be material in connection with their overall evaluation of the transaction. In lieu of quantification, the revised disclosure provides detail as to the material considerations relevant to the use of any carryforwards.

7.	Notwithstanding the disclosure appearing at page 26 of the Offer to Purchase regarding the potential for Celgene’s interest in net book value and net earnings to grow to 100%, please revise to disclose the interest in net book value and net earnings in both dollar amounts and percentages before and after the transaction for each affiliate engaged in the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser and Celgene note that prior to the completion of the Offer and Merger neither Purchaser nor Celgene have an economic interest in the net book value or the net earnings (loss) of Juno as Celgene’s equity interest in Juno was accounted for as an available-for-sale marketable equity security. After the completion of the transactions, Purchaser and Celgene will have a 100% interest in Juno’s net book value and net earnings (loss). Purchaser and Celgene have amended “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the section entitled “Special Factors—Section 6. Effects of the Offer” in the Offer to Purchase to provide the information required by Instruction 3 to Item 1013 of Regulation M-A accordingly.

Item 8. Fairness of the Transaction, page 5

8.	Page 17 in the Offer to Purchase discloses that “[t]he Celgene Parties believe that the Offer Price and the Merger Consideration to be received by Juno’s stockholders that are unaffiliated with the Celgene Parties pursuant to the Offer and the Merger, respectively, is fair to such stockholders.” Notwithstanding this disclosure, please revise the fairness determination to expressly state whether the Celgene Parties reasonably believe that the transaction is fair or unfair to unaffiliated security holders as required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 8. Fairness of the Transaction” and the section entitled “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase to state that the Celgene Parties reasonably believe that the Offer and the Merger are fair to unaffiliated security holders of Juno.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Item 9. Reports, Opinions, Appraisals and Negotiations, page 5

9.	Please provide the information required by Item 1015(c) of Regulation M-A, or tell us where such information can be found.

Response: In response to the Staff’s comment, the Company has amended “Item 9. Reports, Opinions, Appraisals and Negotiations” to include the following statement therein: “A copy of the Opinion of J.P. Morgan Securities LLC dated January 21, 2018 referenced in this Item 9 will be made available for inspection and copying at Celgene’s principal executive offices located at 86 Morris Avenue, Summit, New Jersey 07901, during regular business hours by any stockholder of Juno or representative of any such stockholder who has been so designated in writing.” Purchaser and Celgene note that a copy of the opinion of J.P. Morgan Securities LLC was included as Schedule D to the Offer to Purchase delivered to security holders.

Item 13. Financial Statements, page 6

10.	General Instruction F to Schedule TO states that information contained in exhibits may be incorporated by reference in answer or partial answer to any item. Disclosure in Item 13 incorporates by reference information from a section of the Offer to Purchase that is devoid of the actual financial statement information. Please include the information required by Item 1010(a) of Regulation M-A or specifically incorporate this information by reference as an exhibit to the Schedule TO as required by General Instruction F.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the information set forth under “(a) Financial Information” in “Item 13. Financial Statements” of the Schedule TO.

11.	Please present Juno’s loss per common share from continuing operations for the periods presented. Refer to Item 1010(c)(2) of Regulation M-A. In addition, please advise us why the existing presentation titled “Summary Consolidated Financial Data” conforms to the disclosure standards otherwise applicable under Item 1010(c) of Regulation M-A. We note, for example, that no distinction is drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule 13E-3, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 1 to Item 13 of Schedule 13E-3.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the information set forth under “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase to address the Staff’s comment. We respectfully advise the Staff that Juno does not have corresponding costs or expenses associated with its revenue, and therefore a gross profit line item is inapplicable to Juno.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Exhibit (a)(1)(A)

Summary Term Sheet

Principal Terms

12.	Disclosure on page 3 states that “Purchaser will accept for payment, and pay for, all Shares that are validly tendered during any ‘subsequent offering period’ promptly…” Please revise to make clear that Purchaser will immediately accept all Shares that are validly tendered during any subsequent offering period. Refer to Rule 14d-11(c).

Response: In response to the Staff’s comment, Purchaser and Celgene have amended “Item 1. Summary Term Sheet” and “Item 4. Terms of the Transaction” of the Schedule TO and the section entitled “Summary Term Sheet” and “The Tender Offer—Section 1. Terms of the Offer” of the Offer to Purchase.

Special Factors

1. Background, page 11

13.	The disclosure indicates the possibility was raised on September 25, 2017 “that Celgene could be interested in a potential strategic transaction with Juno if Juno were receptive...” Please reconcile for us, with a view toward revised disclosure on page 11, why Celgene did not amend Item 4 of its Schedule 13D given that its disclosure dated July 8, 2015 indicated it had no plans that would result in an extraordinary corporate transaction. In light of the substantive discussions which materialized between September 2017 and December 2017, as well as the associated consideration and evaluation of a potential strategic transaction, the cited Item 4 representation appears to have undergone a material change within the meaning of §13(d)(2) and Rule 13d-2(a) without public disclosure.

Response: Celgene believes that it has complied with its obligations under Regulation 13D with respect to its holdings in, and plans with respect to, Juno and Juno’s securities, and appropriately amended its Schedule 13D promptly upon the occurrence of a material change within the meaning of Section 13(d)(2) of the Exchange Act and Rule 13d-2(a).

In its Schedule 13D filed on July 8, 2015, Celgene disclosed that it intended

“to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine … to take any … available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4 [which includes ‘an extraordinary corporate transaction, such as a merger’].”

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Celgene’s Schedule 13D further stated that, except for the review of its investment and its potential determination to take a course of action that would result in a merger, among other possible transactions, Celgene had no present plans which relate to or would result in any of the potential transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The activity engaged in by Celgene from September 25, 2017 until immediately prior to the public announcement on January 22, 2018 of the execution of the Merger Agreement (the “Pre-Approval Period”) was contemplated by and described in the above quoted portion of Celgene’s Schedule 13D. As disclosed in the Offer to Purchase, Celgene’s principal focus during that period was on learning more about Juno’s extensive drug development programs that are not partnered with Celgene. That process reflected no material change in the intention disclosed by Celgene in its Schedule 13D:

“In reaching any decision as to its course of action (as well as to the specific elements thereof), Celgene currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Juno’s business and prospects; other developments concerning Juno and its businesses generally; other business opportunities available to Celgene; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Juno.”

However, it was not until December 19, 2017, nearly three months after the September 25, 2018 meeting, that Juno began to provide Celgene with access to confidential information that would be necessary for Celgene to determine whether a course of action that would result in a merger was feasible in light of Juno’s expressed expectations for “a compelling premium and full recognition of value” (Offer to Purchase, p. 11).

From December 19, 2017 through execution of the Merger Agreement, Celgene performed a legal and business due diligence review of Juno as documents were provided on a rolling basis, including with respect to general and administrative matters, CMC, clinical research and development, regulatory matters, Juno’s research pipeline and commercial launch preparations (Offer to Purchase, p. 13).

Although discussions between executives of Celgene and Juno concerning a potential transaction were developing during the Pre-Approval Period, there was no certainty that Celgene’s due diligence with respect to the unpartnered programs would support a valuation that would be acceptable to both Juno’s and Celgene’s boards. Although Celgene expressed a conditional indication of interest of $86 per share on December 14, 2017 (Offer to Purchase, p. 12), as late as January 18, 2018, three days before the Merger Agreement was executed, Celgene’s Executive Vice President, George Golumbeski advised Juno that Celgene was “having difficulty reaching the previously indicated $86.00 indicative price per share based on a sum-of-the-parts analysis” (p. 15). Accordingly, as of January 18, 2018, there was no determination by Celgene management, much less Celgene’s board, to take a course of action that would result in a merger, or that would represent a material change in the intention expressed in Celgene’s Schedule 13D.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Against that background, Celgene management neither sought nor obtained from the Celgene board of directors authority to make an offer or proposal to Juno’s board of directors prior to the board meeting on January 21, 2018; and given the possible size of a potential transaction, only Celgene’s board of directors could authorize any such transaction. As disclosed in the Offer to Purchase, at a regular meeting of the Celgene board held on December 13, 2017, “the Celgene Board agreed that Celgene management should fully explore any potential opportunity that made sense in the context of Celgene’s strategic long-term plans, but no formal resolutions were considered and no valuation or other transaction proposals were put forth for approval by the Celgene Board” (p. 12). Thus, the probability of the Celgene board approving any transaction with Juno could not have been predicted with any reasonable certainty.

As a result of Celgene’s business and legal due diligence review of Juno from December 19, 2017 to January 21, 2018, Celgene’s management first determined to seek approval of an acquisition of Juno at a meeting of the Celgene board held on January 21, 2018. Only then did an occurrence of a material change within the meaning of Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) occur. Promptly thereafter, on January 22, 2018, Celgene amended its Schedule 13D.

Based on the foregoing, Celgene believes that it has complied with its obligations under Regulation 13D with respect to its holdings in, and plans with respect to, Juno and Juno’s securities.

The Tender Offer

11. Conditions of the Offer, page 69

14.	Page 71 discusses Celgene or Purchaser’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and Celgene or Purchaser fails to assert the condition, the right to assert the condition at a later time will not be lost. When a condition is triggered and Celgene or Purchaser nevertheless decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending upon the materiality of the waived condition and the number of days remaining in the offer, Celgene and Purchaser may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer amount to a material change, Celgene and Purchaser should promptly disclose how they intend to proceed rather than waiting until the end of the offer period as required by Rule 14d-6(c). Please confirm Celgene and Purchaser’s understanding on both points in your response letter.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

Response: Purchaser and Celgene hereby confirm their understanding that, depending on the materiality of a waived condition, if any, and the number of days remaining in the Offer at the time of such waiver, Purchaser and Celgene may be required to extend the Offer and recirculate new disclosure to security holders. In addition, if a condition of the Offer were triggered during the offering period and before the expiration of the Offer, Purchaser and Celgene will promptly disclose how they intend to proceed rather than waiting until the end of the offer period.

Schedule D – Opinion of Financial Advisor to Celgene

15.	The financial advisor’s opinion states that “[t]his letter is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder or creditor of the Company or the Merger Partner or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose.” Because the disclaimer is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Please also review the guidance available on our website and accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: In response to the Staff’s comment, we advise the Staff that the Company has revised the disclosure in order to make it consistent with the disclaimer by adding the following sentences immediately preceding the last sentence in the third paragraph on page 20 of the Offer to Purchase: “The opinion of J.P. Morgan was provided solely for the benefit of the Celgene Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and Merger, and was not intended to be on behalf of, or to confer rights or remedies upon, any shareholder or creditor of Celgene or Juno or any other person other than the Celgene Board, or be used or relied upon for any other purpose.”

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

We further note that we have reviewed the guidance available on the Commission’s website via the following link https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm, as suggested by the Staff. The guidance addresses situations in which financial advisors are retained by “boards of directors of companies soliciting shareholder voting and/or investment decisions” in connection with mergers and other extraordinary transactions, to render an opinion on the financial fairness of a transaction. The guidance indicates that the Staff has, during the review and comment process, objected to “disclaimers by or on behalf of the financial advisor regarding shareholders’ right to rely on a fairness opinion that the advisor has furnished to the registrant’s board, a special committee of the board, and/or the registrant, as being inconsistent with the balance of the registrant’s disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective.” This situation can be distinguished from the situations addressed in the guidance, as J.P. Morgan’s opinion was not issued to the registrant, Juno, or its board, but instead was issued to the board of the acquirer, Celgene.

Moreover, J.P. Morgan’s opinion did not speak to the fairness to shareholders of Juno (or even, for that matter, the shareholders of Celgene) of the proposed transaction or the consideration being offered, but rather addressed the fairness, from a financial point of view, to Celgene of the consideration to be paid by Celgene in the Offer and Merger.

We also note that the engagement letter, effective as of November 9, 2017 and executed by Celgene and J.P. Morgan on January 20, 2018, pursuant to which Celgene engaged J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger, provides that “at the Company’s request, J.P. Morgan will render an opinion (in writing if so requested) to the Company’s Board of Directors (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid by the Company in connection with the Transaction” and further provides that “[…] the scope, form and substance of the Opinion shall be such as J.P. Morgan considers appropriate.”

Because J.P. Morgan’s opinion was rendered to the Celgene Board regarding the fairness, from a financial point of view, to Celgene of the consideration to be paid by Celgene in the Offer and Merger, and because such opinion was directed to neither Juno nor the Juno Board, nor did it address the fairness of the consideration to the Juno stockholders, such opinion should not be relied upon by Juno stockholders for any purpose. For that reason, we believe it is appropriate to retain the disclaimer in the J.P. Morgan opinion.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

February 14, 2018

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 969-3235.

Sincerely,

/s/ Robert Cantone

Robert Cantone

cc:	Bryan Hough, U.S. Securities and Exchange Commission

Mark J. Alles, Celgene Corporation

Gerald Masoudi, Celgene Corporation

Neil Belloff, Celgene Corporation

Daniel I. Ganitsky, Proskauer Rose LLP

Michael E. Ellis, Proskauer Rose LLP